Exhibit 99.1

Theratechnologies Announces Update on its Preclinical Oncology Research Program

Company continues to shift to commercial focus as it seeks partners to advance R&D

MONTREAL, March 22, 2024 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced that it will phase down its preclinical oncology research activities. The Company will continue to prioritize its ongoing Phase 1 clinical trial of sudocetaxel zendusortide (TH1902), a novel peptide-drug conjugate (PDC), in patients with advanced ovarian cancer. All figures below are in U.S. dollars.

“I am very proud of our exceptional research team, whose work has contributed greatly to the scientific discourse and understanding of advanced cancers,” said Paul Lévesque, President and CEO at Theratechnologies. “Our investment in the SORT1+ Technology™ platform over the past five years has generated important evidence on multiple peptide-drug conjugates with different payloads. Now that we have significantly advanced our preclinical program, we are well-positioned to leverage this wealth of data and insights to attract an oncology R&D partner.”

The Company will continue to share accumulated preclinical data, including the presentation of two separate posters at the American Association for Cancer Research (AACR) annual meeting, to be held April 5-9 in San Diego, Calif., one of which features data from new PDCs.

Theratechnologies recently announced the initiation of the next cohort of patients in Part 3 of its Phase 1 trial of sudocetaxel zendusortide, in which the first patient has already received treatment at a higher dose. Recruitment has been ramped up at the six trial sites across North America. To date, more than 40 individuals with various types of cancer have been treated with sudocetaxel zendusortide.

The phasing down of research activities is aligned with the Company’s focus on its commercial business and will further optimize our organizational cost structure, pursuant to our goal of generating positive Adjusted EBITDAi. These changes are expected to result in a restructuring charge of approximately $625,000 in cash charges related to severance and other expenses and approximately $770,000 in non-cash charges. The company anticipates all charges to be fully taken during 2024.

About Sudocetaxel Zendusortide (TH1902) and SORT1+ Technology™

Sudocetaxel zendusortide is a first-of-its-kind sortilin receptor (SORT1)-targeting PDC, and the first compound to emerge from the Company’s broader licensed oncology platform. A new chemical entity, sudocetaxel zendusortide employs a cleavable linker to conjugate (attach) a proprietary peptide to docetaxel, a well-established cytotoxic chemotherapeutic agent used to

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treat many cancers. The FDA granted Fast Track designation to sudocetaxel zendusortide as a single agent for the treatment of all sortilin-positive recurrent advanced solid tumors that are refractory to standard therapy. Sudocetaxel zendusortide is currently being evaluated in a Phase 1 clinical trial.

Theratechnologies has established the SORT1+ TechnologyTM platform as an engine for the development of PDCs that target SORT1, which is expressed in multiple tumor types. SORT1 is a “scavenger” receptor that plays a significant role in protein internalization, sorting, and trafficking. Expression of SORT1 is associated with aggressive disease, poor prognosis, and decreased survival. It is estimated that SORT1 is expressed in 40% to 90% of endometrial, ovarian, colorectal, triple-negative breast (TNBC), and pancreatic cancers, making this receptor an attractive target for anticancer drug development.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on Linkedin and X (formerly Twitter).

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”) within the meaning of applicable securities laws, that are based on management’s beliefs and assumptions and on information currently available to it. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding the conduct of Part 3 of the Phase 1 clinical trial using sudocetaxel zendusortide, the recrutment of patients for such Phase 1 clinical trial the development of the Company’s SORT1+ TechnologyTM platform, including the further development of sudocetaxel zendusortide, the finding of an oncology R&D partner, and the achievement of a positive Adjusted EBITDA. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements contained in this press release. These assumptions include, without limitation, that the Company will be successful in recruiting the required number of patients in Part 3 of its Phase 1 clinical trial of sudocetaxel zendusortide , signs of efficacy will be observed in such Phase 1 clinical trial whereas no untoward side effects will be reported, the data collected from preclinical work on PDCs will result in finding a partner to further the development of the SORT1+ Technology™ platform, and sales of our commercial products will increase over time while expenses will remain under control allowing for the achievement of a positive Adjusted EBITDA. . Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, difficulties in recruiting

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patients in Part 3 of its Phase 1 clinical trial of sudocetaxel zendusortide, the lack of observation of strong efficacy results, the reporting of adverse side effects from the use of sudocetaxel zendusortide leading to a halt of the clinical trial, the inability of the Company to find a R&D partner and, even if such a partner is found, the terms of any partnership deal may not be favorable to the Company, and the level of sales of our commercial products and that of our expenses may not allow the Company to generate a positive Adjusted EBITDA. . We refer current and potential investors to the “Risk Factors” section (Item 3.D) of our Form 20-F dated February 21, 2024 available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

ir@theratech.com

1-438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800

i Adjusted EBITDA is a non-IFRS Measure

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